July 26, 2007

Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549-0404

Attn:	Yong Kim
Division of Corporation Finance

Re:	E Com Ventures, Inc. – Response to Letter dated July 13, 2007 regarding:
Form 10-K for the fiscal year ended February 3, 2007
Filed May 4, 2007
File No. 0-10714

Dear Ms. Kim:

E Com Ventures, Inc. (the “Company”) has received your letter dated July 13, 2007 with respect to the review by the Securities and Exchange Commission of the Company’s Form 10-K for the fiscal year ended February 3, 2007. Pursuant to our telephone conversation yesterday, the Company will endeavor to respond to your July 13th, 2007 letter by Friday, August 10, 2007.

Please contact the undersigned by telephone at (954) 335-9035 or by facsimile at (954) 335-9181 if you have any questions.

Very truly yours,

/s/ Donovan Chin
Donovan Chin
Chief Financial Officer
E Com Ventures, Inc.